VIA EDGAR

July 27, 2018

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             RMG Networks Holding Corporation

Amended Schedule 13E-3 filed by RMG Networks Holding Corporation,

et. al.

Filed June 27, 2018

File No. 005-86187

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 27, 2018

File No. 001-35534

Dear Mr. Duchovny:

On behalf of our client, RMG Networks Holding Corporation (the “Company”), set forth below are the responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 5, 2018 relating to the above-referenced Amended Schedule 13E-3 and Revised Preliminary Proxy Statement on Schedule 14A filed on June 27, 2018.  In connection with this letter responding to the Staff’s comments, the Company is filing with the Commission Amendment No. 2 to the Schedule 13E-3 and Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”).

For your convenience, the Staff’s comments are set forth below in bold, followed by the Company’s responses in plain text.  Terms used but not defined in this letter have the meanings set forth in the Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 17

1.                                      We note your response to prior comment 7. We disagree with your apparent conclusion that SCG’s submission of an indication of interest on January 22, 2018 was either addressed in the then-existing Schedule 13D disclosure or did not constitute a material change in the disclosure then in effect. Please be advised that amendments to Schedule 13D are regulated under §13(d)(2) and corresponding Rule 13d-2(a). Consequently, disclosure regarding a plan or proposal under Item 4 of Schedule 13D may need to be made in advance of the execution of a formal agreement. Boilerplate disclosure of the type included in the Schedule 13D or generic disclosure reserving the right to engage in any of the kinds of transactions identified in Item 4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported have materially changed. See Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations at Question 110.06.

Response:  Mr. Sachs has informed the Company that SCG and each of its related “Reporting Persons” identified in Schedule 13D understands the Commission’s position that Schedule 13D may require disclosure regarding an applicable plan or proposal to be made prior to the execution of a formal agreement, and that boilerplate language may not be sufficient. Mr. Sachs has informed the Company that SCG and its related Reporting Persons believe that, as of the current date, all material information about their plans or proposals concerning the registered securities of the Company are currently disclosed on their current Schedule 13D, as amended.  Mr. Sachs has informed the Company that, recognizing each situation may have unique facts, SCG and its related Reporting Persons and their respective representatives will be attentive to the Commission’s position as to Schedule 13D disclosure obligations regarding plans or proposals going forward with respect to the Company and other issuers.

Subsequent Events, page 27

2.                                      Disclose the economic terms of party A’s proposals.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger, page 32

3.                                      Please revise your disclosure to include the substance of your response to prior comment 10.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

4.                                      We reissue prior comment 11, in which we requested that you revise the disclosure in this section of your proxy statement.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

5.                                      Revise this section to discuss how the special committee and board of directors considered the error described in our prior comment 17 in reaching their fairness determination.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Company Stockholder Meeting, page 80

6.                                      Revise this section to remove the statement that the SEC or its staff can clear the proxy statement.

The Amended Proxy Statement has been updated in response to the Staff’s comment.

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If you have any questions or require any additional information, please do not hesitate to contact me at (312) 701-8917 or at aahmad@mayerbrown.com.

Sincerely,

/s/ Ameer I. Ahmad

Ameer I. Ahmad, Esq.
Mayer Brown LLP

cc:	Robert R. Robinson, Esq.
RMG Networks Holding Corporation

Neal Aizenstein, Esq.
DLA Piper LLP

Evan Stone, Esq.
Foley Gardere
Foley & Lardner LLP